18001733

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Received
MAR 01 2018
WASH, D.C.

| SEC FILE NUMBER |
|---|
| 8-68219 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bank Puerto Rico Securities, Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1161 Ave Ashford
(No. and Street)

| San Juan | PR | 00907-1228 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caroline Wisniewski, 770-923-9632
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

| 250 Munoz Rivera Avenue | San Juan | PR | 00918 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

yw

DB

# OATH OR AFFIRMATION

I, Caroline Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bank Puerto Rico Securities, Corp., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Caroline Wisniewski
Signature

Chief Compliance Officer
Title

Tiffany Messenger
Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FirstBank Puerto Rico Securities, Corp.
**(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)**
## Index
## December 31, 2017

This report contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | (a) | Facing page |
| (x) | (b) | Statement of Financial Condition |
| (x) | (c) | Statement of Income |
| (x) | (d) | Statement of Changes in Stockholder's Equity |
| ( ) | (e) | Statement of Changes in Subordinated Borrowings |
| (x) | (f) | Statement of Cash Flows |
| (x) | (g) | Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 (Schedule I) |
| (x) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (not applicable) |
| ( ) | (j) | A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable) |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable) |
| (x) | (l) | An Oath or Affirmation |
| () | (m) | A Copy of the SIPC Supplemental Report |
| () | (n) | A Report Describing Any Material Inadequacies Found To Exist Or Found To Have Existed Since The Date of the previous audit (not applicable) |
| (x) | (o) | Report of Independent Registered Public Accounting Firm on Exemption Report. |
| () | (p) | Schedule of Segregation Requirements and Funds in Segregation — Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5 (not applicable) |

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

## Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FirstBank Puerto Rico Securities, Corp. (the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2012.

San Juan, Puerto Rico
February 27, 2018

License No. 21
Expires December 1, 2019


E304089
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
Sello
$5.00
$2.00

# FirstBank Puerto Rico Securities, Corp.
**(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)**
## Statement of Financial Condition
## December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ | 354,680 |
| Time deposit with other financial institution | | 2,826,084 |
| Total cash and cash equivalents | $ | 3,180,764 |
| Prepaid income tax | | 153,436 |
| Other assets | | 28,693 |
| Total assets | $ | 3,362,893 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accounts payable to parent company | $ | 12,774 |
| Accounts payable | | 80,332 |
| Total liabilities | | 93,106 |
| | | |
| Stockholder's equity | | |
| Common stock, $1 par value; 1,000 shares authorized, issued and outstanding | | 1,000 |
| Additional paid-in capital | | 299,000 |
| Retained earnings | | 2,969,787 |
| Total stockholder's equity | | 3,269,787 |
| | | |
| Total liabilities and stockholder's equity | $ | 3,362,893 |

The accompanying notes are an integral part of these financial statements.

# FirstBank Puerto Rico Securities, Corp.
**(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)**
## Statement of Income
## For the Year Ended December 31, 2017

| | | |
|---|---|---|
| **Revenues** | | |
| Commission fees | $ | 26,000 |
| Interest income | | 30,444 |
| Other income | | 5,250 |
| Total revenues | $ | 61,694 |
| **Expenses** | | |
| Employees compensation and benefits | | 77,931 |
| Communications and data processing | | 11,525 |
| Taxes, other than income taxes, and supervisory fees | | 12,924 |
| Professional and service fees | | 79,855 |
| Occupancy and maintenance | | 27,355 |
| Other expenses | | 21,443 |
| Total expenses | | 231,033 |
| Loss before income taxes | | (169,339) |
| Income tax expense | | 7,932 |
| Net loss | $ | (177,271) |

The accompanying notes are an integral part of these financial statements.

## FirstBank Puerto Rico Securities, Corp.
**(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)**
### Statement of Changes in Stockholder's Equity
### For the Year Ended December 31, 2017

| | | |
|---|---|---|
| **Common stock outstanding:** | | |
| Balance at beginning of year | $ | 1,000 |
| Common stock issued | | - |
| Balance at end of year | | 1,000 |
| **Additional paid-in capital:** | | |
| Balance at beginning of year | | 299,000 |
| Capital contribution from parent company | | - |
| Balance at end of year | | 299,000 |
| **Retained earnings:** | | |
| Balance at beginning of year | | 3,147,058 |
| Net loss | | (177,271) |
| Balance at end of year | | 2,969,787 |
| Total stockholder's equity | $ | 3,269,787 |

The accompanying notes are an integral part of these financial statements.

# FirstBank Puerto Rico Securities, Corp.
**(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)**
## Statement of Cash Flows
## For the Year Ended December 31, 2017

| | | |
|---|---|---|
| **Cash flows used in operating activities** | | |
| Net loss | $ | (177,271) |
| Adjustments to reconcile net loss to net cash flows used in operating activities | | |
| Deferred income tax | | 8,060 |
| Change in operating assets and liabilities: | | |
| Increase in prepaid income taxes | | (128) |
| Increase in other assets | | (10,149) |
| Decrease in accounts payable to parent company | | (13) |
| Decrease in accounts payable | | (26,163) |
| Total adjustments | | (28,393) |
| Net cash used in operating activities | | (205,664) |
| Cash and cash equivalents at beginning of year | | 3,386,428 |
| Cash and cash equivalents at end of year | $ | 3,180,764 |

The accompanying notes are an integral part of these financial statements.

## 1. Reporting Entity and Summary of Significant Accounting Policies

**Reporting Entity**
FirstBank Puerto Rico Securities, Corp. (the "Company") is organized under the laws of the Commonwealth of Puerto Rico ("Commonwealth") and is wholly-owned by FirstBank Puerto Rico, Inc. ("FirstBank" or "the parent company"), a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, which is, in turn, wholly-owned by First BanCorp.

The Company operates as a broker-dealer in the Commonwealth and is engaged in municipal securities underwriting and selling for local Puerto Rico municipal bond issuers ("Municipal Issuers") and other investment banking activities, such as advisory services, capital raise efforts on behalf of clients and assist clients in financial transaction structuring. The Company has in place networking or marketing agreements with other broker dealers with which it can conduct variable insurance or annuities business. As part of such networking agreements the Company may receive commissions or compensation in connection to business performed under the agreements. The Company does not handle any customer funds or securities, as all the clearing and compliance activities are performed by the broker dealers the Company has networking agreement with. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Puerto Rico Financial Institutions Commissioner. The Company is subject to the supervision, examination and regulation of the Financial Industry Regulatory Authority ("FINRA"), and also is subject to the regulations of the Municipal Securities Rulemaking Board.

The accounting and reporting practices of the Company conform with generally accepted accounting principles in the United States of America ("GAAP") and the industry practices.

Puerto Rico has been in an economic recession since 2006, exacerbated by the impact of Hurricanes Irma and Maria in 2017. Because of this, the Government of Puerto Rico (the Commonwealth), in general, is facing a severe fiscal and liquidity crisis, resulting in its inability to access the credit markets. Commission fees have been susceptible to economic conditions of Puerto Rico, where there has not been any issuance of bond or municipal transactions from the Commonwealth in the last three years. As a result, the Company has been evaluating future plans. Throughout this evaluation management has expanded the approved services of the broker dealer in order to diversify its operations and increase revenues of the entity, however, these efforts have not resulted in significant additional sources income. The Board of Directors and management are considering various alternatives that could include liquidation and dissolution of the Company, sale of the Company to a third party and/or sale of broker dealer licenses. As of the date the financial statements were available to be issued, the Board of Directors has not approved a change in the Company's structure.

The following is a description of the Company's most significant policies:

**Use of Estimates in the Preparation of Financial Statements**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

**Revenue Recognition**
Structuring, underwriters, and commission fees are recorded as income when earned and the services are performed and completed. Certain commission fees are deferred and recognized over time to account for the probability of charge backs related to commissions earned on networking agreements. Interest income is recognized as revenue when earned.

In May 2014, the FASB updated the Accounting Standards Codification (the "Codification" or the "ASC") to create a new, principles-based revenue recognition framework. The core principal of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new framework is effective for public business entities, with certain exceptions provided recently by the SEC staff, for annual periods beginning after December 15, 2017, including interim periods within those reporting periods, as a result of the FASB's amendment to the standard to defer the effective date by one year. Early adoption is permitted for interim periods beginning after December 15, 2016.

The Company adopted the guidance on January 1, 2018 using a modified retrospective method. The Corporation did not record an adjustment to opening retained earnings and management does not expect change in the timing or measurement of revenues. While the guidance replaced most existing revenue recognition guidance in GAAP, the Update is not applicable to financial instruments and, therefore, does not impact the recognition of interest income.

For commissions, the Corporation concluded that the agreements contain a performance obligation related to the sale of the financial instrument that supports the completion of the performance obligation. As a consequence, the income recognition is not different to the Corporation's current practice.

The Corporation currently does not hold any performance obligation related to structuring or underwriting activities.

**Cash and Cash Equivalents**
For purpose of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from depository institutions, including time deposits with original maturities of twelve months or less. Time deposits considered cash and cash equivalent are highly liquid and readily convertible to known cash.

**Income Taxes**
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In estimating taxes, management assesses the relative merits and risk of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance, and recognizes tax benefits only when deemed probable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2017, the Company has not recognized a liability for unrecognized tax benefits.

**Group of Related Entities**

The following related entities, as defined by the Internal Revenue Code for a New Puerto Rico (the 2011 PR Code), are engaged in active trade or business within Puerto Rico:

- First Bank Puerto Rico
- First Federal Finance, LLC
- First Bank Puerto Rico Securities, Corp.
- First BanCorp.
- FirstBank Insurance Agency, LLC
- First Bank Overseas Corp.
- First Management of Puerto Rico, Inc.
- FB Las Iguanas Holding, Corp.
- SM Galería Paseos SPV, LLC

## 2. Income Taxes

Under the 2011 PR Code, as amended, the Company is subject to graduate tax rates up to a maximum statutory rate of 39%. Income tax expense of $7,932 for the year ended December 31, 2017 is primarily attributable to the recognition of a full valuation allowance for the remaining deferred tax assets of the Company. The income tax expense differed from the amounts computed by

applying the maximum statutory rate of 39% to pretax income mainly due to the amount of taxable income being subject to a lower rate, 20%, under the graduate tax rate regime.

The components of income tax benefit are summarized below:

| | | Income tax expense |
|---|---|---|
| Current Tax Expense | | (128) |
| Deferred Income Tax Expene | | 8,060 |
| **Total Income Tax Expense** | **$** | **7,932** |

The temporary differences that give rise to the deferred tax assets at December 31, 2017 are as follows:

| | | 2017 |
|---|---|---|
| Net operating loss carryforwards | | 110,621 |
| Total gross deferred tax asset | | 110,621 |
| Less: valuation allowance | | (110,621) |
| **Net deferred tax asset** | **$** | **-** |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the relative impact of negative and positive evidence, in making this assessment, including: the Company's historical profitability, three year cumulative loss position, current economic conditions and projected future taxable income/losses. Based upon the Company's three year cumulative loss position and considerations related to the Puerto Rico economic conditions, and their probable impact and the Company's revenue generating activities, management believes it is more likely than not that the Company will not realize the future benefits of deferred tax assets and established a valuation allowance for all of the deferred tax asset. The deferred tax asset includes net operating loss carryforwards of approximately $553,102, at the applicable graduate tax rate, which are available to offset future taxable income for a period of 10 years expiring in 2025 and 2027.

## 3. Related Party Transactions

The Company has an Expense Sharing & Management Agreement (the "Agreement") with First Bank under which FirstBank provides computer and other office equipment, and general managerial & administrative support and services. The Company also has a Lease Agreement with the parent company for office space. For the year ended December 31, 2017, the Company paid management fees and rent expense amounting of $3,480 and $12,355, respectively, and reimbursed all direct expenses to FirstBank on a monthly basis. Cash deposited with parent company amounted to $5,000. Accounts payable to the parent company amounted to $12,774 as of December 31, 2017.

## 4. Benefit Plan

The Company's employees participate in the FirstBank 401(k) Retirement Plan for residents of Puerto Rico (Section 1081.01(a) and (d)), (the "Plan") established by its parent company. The Company provides contributory retirement plans pursuant to Section 1081.01(a) and (d) of Puerto Rico Internal Revenue Code of 2011. All employees are eligible to participate in the Plan after three months of services for purpose of making elective deferral contributions and one year of service for purpose of sharing in the Company matching, qualified matching and qualified nonelective contributions. Under the provision of the Plan, the Company contributes 25% of the first 4% of the participant's compensation contributed to the Plan on a pre-tax basis. Additional matching contributions equal to a discretionary percentage of the amount salary deferrals can be approved by the Company as determined by its Board of Directors. Participants are permitted to contribute up to $15,000. During the year ended December 31, 2017 there was no expense related to the retirement plan.

## 5. Concentration of Credit Risk

As part of its ordinary course of business, the Company could be engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is in Puerto Rico.

Most of the cash balance outstanding as of December 31, 2017 is deposited with a local financial institution. These cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times generally is in excess of federally insured limits. At December 31, 2017, cash in banks exceeded the federally insured limits by $2,925,763.

## 6. Commitments and Contingent Liabilities

The Company's lease agreement with FirstBank was cancelled during fiscal year 2017. The Company's operation was relocated to a new facility own by FirstBank from which a monthly allocation charge is based on occupied space. There is no active lease commitment outstanding as of December 31, 2017.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company.

## 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 of the SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital

ratio was .03 to 1. At December 31, 2017, the Company had net capital of $3,061,463 which was $2,961,463 in excess of its required net capital of $100,000.

### 8. Subsequent Events

The Company has performed an evaluation of events occurring subsequent to December 31, 2017 through February 27, 2018, which is the date the financial statements were available to be issued. Management has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

# FirstBank Puerto Rico Securities, Corp.
**(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)**
## Computation of Net Capital for Broker and Dealers
## Pursuant to Rule 15c3-1
## December 31, 2017

**Schedule I**

| | | | |
|---|---|---|---|
| **Computation of Net Capital** | | | |
| Total stockholder's equity from statement of financial condition | | $ | 3,269,787 |
| Deductions/charges: | | | |
| Not allowable assets: | | | |
| Cash deposited in parent company | 5,000 | | |
| Prepaid expenses | 6,034 | | |
| Other deductions/charges | 183,160 | | 194,194 |
| Net capital before haircuts | | | 3,075,593 |
| Haircuts on certificate of deposits | | | (14,130) |
| Total net capital | | $ | 3,061,463 |
| Aggregate indebtedness | | | |
| Items included in statement of financial condition: | | | |
| Other accounts payable and accrued expenses | | $ | 93,106 |
| Computation of basic net capital requirement | | | |
| Minimum net capital required (based on aggregate indebtedness) | | $ | 6,207 |
| Minimum dollar requirement | | | 100,000 |
| Net capital requirement (greater of two amounts above) | | | 100,000 |
| Net capital | | | 3,061,463 |
| Excess net capital | | | 2,961,463 |
| Net capital less greater of 10% of aggregate idebtedness or 120% of minimum dollar requirement | | | 2,941,463 |
| Aggregate indebtedness to net capital ratio | | | 3.04 |

**Statement Pursuant to Paragraph (a)(4) of the Rule 17a-5 of the Securities and Exchange Commission**

Note: There are no material differences between the preceding computation and the Company's corresponding amended part II of Form X-17A-5 as of filed on February 14, 2018.

See Accompanying Report of Independent Registered Public Accounting Firm

**FirstBank Puerto Rico Securities, Corp.**
**(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)**
**Computation of Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**
**December 31, 2017** **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

See Accompanying Report of Independent Registered Public Accounting Firm

1First Bank Securities

February 27, 2018

# First Bank Puerto Rico Securities Corp. (CRD 150135, SEC 8-68219) Exemption Report

**First Bank Puerto Rico Securities Corp.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3*(k)(2)(ii)*; and
(2) The Company met the identified exemption provisions in 17 C.F.R. §15c3-3(k) throughout the most recent fiscal year except as described below.

The Company operated as a fully disclosed introducing broker-dealer through Sterne, Agee & Leach, Inc. until June 30, 2016. However, after the aforementioned date and including up to fiscal year-end of December 31, 2017, the Company did not have a clearing agreement in place, and had not entered into any client transactions during that period.

As such, we consider the Company to be in compliance with the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii), except from July 1, 2016 until December 31, 2017 since the Company did not have a clearing agreement in place.

**FirstBank Puerto Rico Securities Corp.**

I, Carrie Wisniewski, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Carrie Wisniewski
Carrie Wisniewski
Chief Compliance Officer, Financial & Operations Principal
February 16, 2018

1519 Ponce de León Ave.
San Juan, PR 00909-1732
P O Box 9146
San Juan, PR 00908-0146

Tel 787-729-8333
Fax 787-725-8339

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

We have reviewed management's statements, included in the accompanying FirstBank Puerto Rico Securities, Corp.'s Exemption Report (the Exemption Report), in which (1) FirstBank Puerto Rico Securities, Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
February 27, 2018

License No. 21
Expires December 1, 2019


E304083
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
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